No Act

13000248

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC
[redacted]
Washington, DC 20549

P.E. 1/4/2013

January 7, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/7/13

Alan L. Dye
Hogan Lovells US LLP
Alan.Dye@HoganLovells.com

Re: 3M Company

Dear Mr. Dye:

This is in regard to your letter dated January 4, 2013 concerning the shareholder proposal submitted by United Brotherhood of Carpenters Pension Fund for inclusion in 3M's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that 3M therefore withdraws its December 21, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Erin E. Martin
Attorney-Advisor

cc: Edward J. Durkin
United Brotherhood of Carpenters Pension Fund
edurkin@carpenters.org

Received SEC
JAN - 7 2013
Washington, DC 20549

Hogan Lovells

January 4, 2013

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: 3M Company – Shareholder Proposal Submitted by the United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

We previously submitted to the staff a letter, dated December 21, 2012, requesting the staff's concurrence that 3M Company (the "Company") may exclude the shareholder proposal referenced above from the proxy materials for the Company's 2013 annual meeting of stockholders.

On January 3, 2013, the proponent submitted to the Company and the staff a letter withdrawing the proposal. A copy of the withdrawal letter is attached as *Exhibit A*. Because the proponent has withdrawn the proposal, the Company also hereby withdraws its request for a no-action letter relating to the proposal.

A copy of this letter also is being provided simultaneously to the proponent.

If you have any questions or require additional information, please call me at (202) 637-5737.

Sincerely,

Alan L. Dye

Enclosure

cc: Edward J. Durkin (United Brotherhood of Carpenters Pension Fund)
Gregg Larson / Michael M. Dai (3M Company)

\\DC - 083888/000001 - 4101873 v1

EXHIBIT A

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[SENT VIA MAIL AND FACSIMILE 651-736-2205]

January 3, 2013

Gregg M. Larson
Deputy General Counsel and Secretary
3M Company
3M Center, Building 220-13E-34
St. Paul, MN 55144-1000

Dear Mr. Larson:

On behalf of the Carpenters Pension Fund ("Fund"), I hereby withdraw the Triennial Say-on-Pay shareholder proposal ("Proposal") submitted by the Fund to 3M Company on November 15, 2012. The Fund's withdrawal of the Proposal is based on its recognition that there is little interest among Proposal recipients to allow a new say-on-pay frequency vote at this time.

We have engaged in constructive and informative dialogue with a majority of the companies that received the Proposal, and those discussions prompted the Fund's withdrawal of the Proposal. It is our hope that in the future 3M Company might find this approach productive as well.

Sincerely,

Edward J. Durkin

cc. Douglas J. McCarron, Fund Chair

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

Hogan Lovells

Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

Rule 14a-8(i)(10)
Rule 14a-8(i)(9)
Rule 14a-8(i)(3)

December 21, 2012

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: 3M Company – Shareholder Proposal Submitted by the United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

On behalf of 3M Company (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act") to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2013 annual meeting of stockholders (the "2013 proxy materials") a shareholder proposal and statement in support thereof (the "Shareholder Proposal") received from the United Brotherhood of Carpenters Pension Fund (the "Proponent"). We also request confirmation that the staff of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if the Company omits the Shareholder Proposal from its 2013 proxy materials for the reasons discussed below.

A copy of the Shareholder Proposal and related correspondence with the Proponent is attached hereto as *Exhibit A*.

In accordance with *Staff Legal Bulletin No. 14D* (November 7, 2008) ("SLB No. 14D"), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this letter and its exhibits also is being sent to the Proponent and its representative. Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send the company a copy of any correspondence which the proponent elects to submit to the Commission or the staff. Accordingly, we hereby inform the Proponent and its representative that the Company and the undersigned should receive a concurrent copy of any additional correspondence submitted to the Commission or the staff relating to the Shareholder Proposal.

The Company currently intends to file its definitive 2013 proxy materials with the Commission on or about March 27, 2013.

THE SHAREHOLDER PROPOSAL

The Shareholder Proposal requests that the Company's shareholders approve the following resolution:

> "**Therefore, Be It Resolved**: That the shareholders of 3M Company ("Company") hereby request that the Board institute an advisory triennial say-on-pay vote that provides shareholders an opportunity to vote at every third annual shareholder meeting on the compensation of the Company's named executive officers. The advisory triennial say-on-pay vote ballot should provide for a vote "for" or "against" the overall compensation plan, as well as an opportunity to register approval or disapproval on the following three key components of the named executive officers' compensation plan: annual incentive compensation; long-term incentive compensation, and post-employment compensation, such as retirement, severance, and change-of-control benefits."

Rule 14a-8(i)(10) – The Company Has Substantially Implemented the Shareholder Proposal

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976).

Rule 14a-8(i)(10)'s Specific Exclusion

Rule 14a-21 of the Exchange Act requires public companies to submit a "say-on-pay" resolution to shareholders every one, two or three years and to seek an advisory shareholder vote on the frequency of the say-on-pay vote (i.e., a "say-on-frequency" resolution) at least once every six years. When the Commission adopted Rule 14a-21 in 2011 to implement the Dodd-Frank Wall Street Reform and Consumer Protection Act's say-on-pay requirement, the

Commission anticipated that shareholders dissatisfied with the frequency selected by the company would seek a re-vote on frequency through the shareholder proposal process, potentially requiring companies to conduct a say-on-frequency vote every year. To address the potential for shareholder proponents to undermine the policy of Rule 14a-21, the Commission added a note to Rule 14a-8(i)(10) which provides that, if a single frequency (i.e., one, two or three years) received the support of a majority of the votes cast on the company's most recent say-on-frequency resolution and the company adopted that frequency, the company may exclude as "substantially implemented" any shareholder proposal that seeks a say-on-pay vote or relates to the frequency of say-on-pay votes. See Exchange Act Release No. 63768 (January 25, 2011) (the "2011 Release"). The Commission explained that, in circumstances where the company adopts a policy on frequency that is consistent with the choice of a majority of the votes cast, "additional shareholder proposals on frequency generally would unnecessarily burden the company and its shareholders given the company's adherence to the view favored by a majority of shareholder votes regarding the frequency of say-on-pay votes." See the 2011 Release at p. 44.

The Company conducted its most recent say-on-frequency vote at the Company's 2011 annual meeting of stockholders held on May 10, 2011. At that meeting, a majority of the votes cast on the say-on-frequency resolution were cast in favor of the recommendation of the board of directors to hold future say-on-pay votes on an annual basis. The Company reported the results of the shareholder vote in a Form 8-K filed on May 11, 2011 and announced in the same Form 8-K that, consistent with the recommendation of the board of directors and the results of the shareholder vote, future say-on-pay votes would be held on an annual basis. A copy of the May 11, 2011 Form 8-K is attached hereto as *Exhibit B*.

Clearly, the Company has adopted a policy on the frequency of say-on-pay votes that is consistent with a majority of the votes cast on the Company's most recent say-on-frequency resolution. The Company therefore has substantially implemented the Shareholder Proposal within the meaning of Rule 14a-8(i)(10).

The fact that the Shareholder Proposal seeks a triennial say-on-pay vote and the Company has adopted an annual say-on-pay vote does not mean that the Shareholder Proposal has not been substantially implemented. The Commission made clear in the 2011 Release (at n. 151) that a difference between the company's selected frequency and the frequency sought by a shareholder proponent does not affect the applicability of the note to Rule 14a-8(i)(10):

> "We recognize that this approach is different from the traditional "substantially implemented" standard in Rule 14a-8(i)(10) since the frequency sought by a shareholder would be different from the frequency the issuer has implemented. We have revised the note to avoid confusion in that regard."

<u>Rule 14a-8(i)(10)'s Traditional Substantially Implemented Analysis</u>

In addition to being excludable under the note to Rule 14a-8(i)(10), the Shareholder Proposal is excludable under a traditional "substantially implemented" analysis under Rule 14a-8(i)(10).

A proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. See Exchange Act Release No. 20091 at §11.E.6. (August 16, 1983) (the "1983 Release"). Instead, Rule 14a-8(i)(10) requires only that a company's actions address the proposal's "essential objective" satisfactorily. See the 1983 Release. *See also Caterpillar Inc.* (March 11, 2008); *Wal-Mart Stores, Inc.* (March 10, 2008); *The Dow Chemical Co.* (March 5, 2008); *Johnson & Johnson* (February 25, 2003). Accordingly, to substantially implement a proposal, a company need not implement every aspect of the proposal. *See Bank of America Corp.* (Jan. 14, 2008); *AMR Corporation* (Apr. 17, 2000); *Masco Corp.* (Mar. 29, 1999); *Erie Indemnity Co.* (Mar. 15, 1999); *AutoNation Inc.* (Mar. 5, 2003); *AutoNation Inc.* (Feb. 10, 2004); *Symantec Corporation* (June 3, 2010). Differences between a company's actions and a proposal are permitted so long as the company's actions satisfactorily address the proposal's underlying concern. In addition, the staff has permitted exclusion of proposals where the company has implemented some, but not all, of a proposal's request. *See Columbia/HCA Healthcare Corp.* (February 18, 1998) (permitting exclusion of proposal after company took steps to partially implement three of four actions requested by the proposal).

The Company's shareholders currently vote annually on an advisory resolution to approve the Company's executive compensation, as disclosed in its proxy statement. This say-on-pay vote provides the Company's shareholders with an opportunity to express or withhold support from the Company's executive compensation program. The say-on-pay vote thus is no different than the Shareholder Proposal, which has the exact same objective. This is so despite the differences in the timing of the vote under each proposal.

In addition, under both the Shareholder Proposal and the Company's say-on-pay proposal, the Company's shareholders consider and vote on the totality of the Company's named executive officer compensation. While the Shareholder Proposal seeks a vote on the "overall compensation plan," including annual incentive compensation, long-term incentive compensation and post-employment compensation, the Company's say-on-pay proposal covers all aspects of named executive compensation as disclosed in the Company's proxy statement, including annual and long-term incentive compensation as well as post-employment compensation. Accordingly, the scope of each proposal is the same.

We believe the Shareholder Proposal and the Company's say-on-pay proposal are substantially duplicative, and that the Company's proposal therefore substantially implements the Shareholder Proposal. In a similar circumstance, involving a proposal substantially similar to the Shareholder Proposal which the Proponent submitted to another company, the staff permitted the company to exclude the proposal under Rule 14a-8(i)(11) as substantially duplicative of a separate shareholder say-on-pay proposal that was to be included in the company's proxy statement. In *Procter & Gamble Co.* (July 21, 2009), the Proponent's proposal also sought a triennial say-on-pay vote, as well as votes on annual incentive compensation, long-term incentive compensation and post-employment compensation. The company, however, planned to include in its proxy materials a proposal from Walden Asset Management (the "Walden Management Proposal"), which sought an annual say-on-pay vote nearly identical to the Company's say-on-pay proposal. Although the Proponent argued that the Walden Management Proposal was different from its proposal because the Proponent's proposal included a "multi-faceted" request, as well as a triennial frequency, the staff agreed with the company that the Proponent's proposal could be excluded because it substantially duplicated the Walden Management Proposal. Applying the rationale for exclusion in *Proctor & Gamble* to the Shareholder Proposal, the Company should be able to exclude the Shareholder Proposal as substantially implemented under Rule 14a-8(i)(10).

Rule 14a-8(i)(9) – The Shareholder Proposal Conflicts with a Company Proposal

Rule 14a-8(i)(9) provides that a shareholder proposal may be excluded if "the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that the company's proposal and the shareholder's proposal need not be "identical in scope or focus" for the proposal to be excludable under Rule 14a-8(i)(9). The purpose of the exclusion is to prevent shareholder confusion as well as reduce the likelihood of inconsistent voting results that could yield an ambiguous or inconclusive mandate for management. *See, e.g., Duke Energy Corp.* (March 2, 2012); *Sigma-Aldrich Corporation* (January 31, 2011); *Altera Corporation* (January 14, 2011).

Where a company-sponsored proposal and a shareholder proposal present alternative and conflicting decisions for shareholders, which could result in inconsistent and ambiguous results, the shareholder proposal may be excluded under Rule 14a-8(i)(9). *See Piedmont Natural Gas Co., Inc.* (November 17, 2011) (proposal seeking to amend the company's organizational documents to change the voting requirements for all actions requiring the affirmative vote of more than a simple majority of votes cast to a majority vote of the outstanding shares entitled to vote conflicted with a company proposal to change those voting requirements to an affirmative vote of 66-2/3% of the outstanding shares); *The Home Depot, Inc.* (March 29, 2011) (proposal seeking to permit shareholders to act by written consent of holders of the minimum number of shares necessary to authorize an action conflicted with a company proposal to require a minimum threshold of at least 25% of the outstanding shares to request that the board of directors set a record date for the proposed shareholder action by written consent); *AT&T Inc.* (February 23, 2007) (proposal seeking to require shareholder ratification of any existing or future severance agreement with a senior executive conflicted with company proposal to require shareholder ratification of future severance agreements only).

For the reasons set forth below, the Shareholder Proposal conflicts with a proposal that the Company intends to submit for a shareholder vote at the 2013 annual meeting of stockholders.

The Company Proposal

In accordance with Section 14(a) of the Exchange Act and Rule 14a-21(a) thereunder, the Company intends to submit substantially the following resolution (the "Company Proposal") to its shareholders for a non-binding vote at the 2013 annual meeting of stockholders:

"RESOLVED, that the stockholders approve, on an advisory basis, the compensation of the Company's Named Executive Officers as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission (including in the Compensation Discussion and Analysis, the accompanying compensation tables and related narrative)."

The Shareholder Proposal

The Shareholder Proposal requests that that the requested say-on-pay vote provide "a vote 'for' or 'against' the overall compensation plan, as well as an opportunity to register approval or disapproval on the following three key components of the named executive officers' compensation plan: annual incentive compensation; long-term incentive compensation, and post-employment compensation, such as retirement, severance, and change-of-control benefits."

The Shareholder Proposal and the Company Proposal present alternative and conflicting decisions for shareholders, and the appearance in the 2013 proxy materials of both the Shareholder Proposal and the Company Proposal would present the opportunity for inconsistent and ambiguous results of the type that Rule 14a-8(i)(9) is designed to prevent.

The Company Proposal asks shareholders to vote "for" or "against" the compensation of the Company's named executive officers as disclosed in the Company's proxy statement. In contrast, the Shareholder Proposal requests a vote on the Company's "overall compensation plan" as well as a separate vote on the three key components of compensation. Although the Shareholder Proposal does not request a vote on these elements at the 2013 annual meeting, shareholders may believe that voting in favor of the Shareholder Proposal at the 2013 annual meeting constitutes a vote on the three compensatory elements in the Shareholder Proposal's resolution clause. This is in direct conflict with the Company's say-on-pay vote, which calls for a shareholder advisory vote on specific executive compensation required to be disclosed in the proxy statement.

Further, if the Shareholder Proposal were to be approved by shareholders and implemented by the Company, at future annual meetings the Company would be faced with the prospect of presenting potentially conflicting proposals to shareholders. It is unclear whether the

Shareholder Proposal's request for a vote on the Company's "overall compensation plan" refers to the say-on-pay resolution required by Rule 14a-21 or instead seeks a separate vote on something broader in scope. If the "overall compensation plan" is something different from the compensation disclosed in the Company's proxy statement, presenting the two resolutions to shareholders at the same meeting could result in shareholders voting to approve one proposal while voting against the other proposal. Similarly, whether or not the proposed vote on the Company's "overall compensation plan" is the same as the say-on-pay vote required by Rule 14a-21, the Shareholder Proposal also calls for separate votes on three elements of the Company's compensation of its named executive officers. Shareholders could, therefore, vote for (or against) the say-on-pay resolution while voting against (or for) one or more of the components of the compensation program. These conflicting votes would yield patently inconsistent results and an inconclusive and conflicting mandate for the Company. Moreover, the Company's shareholders would in all likelihood be utterly confused in attempting to determine what their votes on these varying proposals would mean.

Rule 14a-8(i)(3) – The Shareholder Proposal is Vague and Indefinite in Violation of Rule 14a-9

Rule 14a-8(i)(3) permits exclusion of a proposal if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in the proxy materials." The staff clarified in *Staff Legal Bulletin No. 14B* (September 15, 2004) that exclusion under Rule 14a-8(i)(3) is appropriate where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires ..."

The staff has regularly allowed exclusion under Rule 14a-8(i)(3) where aspects of the proposal may be subject to differing interpretations, resulting in neither the company nor shareholders being certain what actions would be required for implementation of the proposal. *See Exxon Corporation* (January 29, 1992) (permitting exclusion of a proposal regarding board membership criteria because certain vague terms, including "Chapter 13," "considerable amount of money" and "bankruptcy" were subject to differing interpretations); *Occidental Petroleum Corporation* (February 11, 1991) (permitting exclusion of a proposal relating to the "buyback" of shares by the company because "...any actions ultimately taken by the [c]ompany upon implementation of [the] proposal could be significantly different from actions envisioned by shareholders voting on the proposal"); *NYNEX Corporation* (January 12, 1990) (permitting exclusion of a proposal relating to non-interference with the government policies of certain foreign nations because it was "so inherently vague and indefinite " that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal"); and *Fuqua Industries, Inc.* (March 12, 1991) (permitting exclusion where the "meaning and application of terms and conditions (including, but not limited to: "any major shareholder," "assets/interest" and obtaining control") in the proposal would have to be determined without guidance from the proposal and would be subject to differing interpretations"). In allowing exclusion of the proposal in *Fuqua Industries*, the staff stated that "the proposal may be misleading because any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal."

For the reasons described below, the Shareholder Proposal is vague and indefinite and, as a result, neither the Company nor shareholders would be able to determine with any reasonable certainty what actions or measures the proposal requires.

First, it is entirely unclear how the Shareholder Proposal would operate in practice. Because shareholders would be asked to vote on the separate elements of compensation (i.e., annual incentive, long-term incentive and post-employment), conflicting and indecipherable results could follow. It is all too possible that, with these separate votes, one element of compensation could be approved yet another disapproved, despite the fact that a particular element of compensation (such as a long-term equity award) could be covered by more than one of the votes (such as a vote to approve long-term incentive compensation but also a vote to approve post-employment compensation). In the all-too-likely event that contradictory votes were to occur, the Company would have no way of understanding how to react or whether shareholders understood the potential inherent conflict in the different votes.

In addition, if the Shareholder Proposal were implemented, it is unclear what the proxy statement and ballot for the annual meeting would look like. The Shareholder Proposal could be read to require the ballot to include a vote on the "overall compensation plan" as well as a separate vote on each of the three specified elements of compensation. If that were the case, questions would naturally arise as to whether each of these items on the ballot would need to be a separate proposal in the proxy statement.

Finally, the Shareholder Proposal suffers from a failure to define the key phrase "overall compensation plan" or provide any guidance as to what a vote on the "overall compensation plan" means. It is unclear, for example, whether the Company would be required to prepare and disclose an "overall compensation plan" to be the subject of the shareholder vote. The Shareholder Proposal also does not make clear whether, given that the Shareholder Proposal requests a triennial say-on-pay vote, the "overall compensation plan" presented for a shareholder vote should cover one year or three years of compensation. These fundamental questions make clear the vagueness of the Shareholder Proposal and the difficulty the Company would encounter in any attempt to implement it.

CONCLUSION

For the reasons stated above, it is our view that the Company may exclude the Shareholder Proposal from its 2013 proxy materials under Rules 14a-8(i)(10), (i)(9) and (i)(3). We request the staff's concurrence in our view or, alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if the Company excludes the Shareholder Proposal.

If you have any questions or need additional information, please feel free to contact me at (202) 637-5737. When a written response to this letter is available, I would appreciate your sending it to me by e-mail at Alan.Dye@HoganLovells.com and by fax at (202) 637-5910.

Sincerely,

Alan L. Dye

cc: Edward J. Durkin (United Brotherhood of Carpenters Pension Fund)
Gregg Larson / Michael M. Dai (3M Company)

Enclosures

<u>Exhibit A</u>

Copy of the Shareholder Proposal and Related Correspondence

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA MAIL AND FACSIMILE 651-736-2205]

November 15, 2012

Gregg M. Larson
Deputy General Counsel and Secretary
3M Company
3M Center, Building 220-13E-34
St. Paul, MN 55144-1000

Dear Mr. Larson:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the 3M Company ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the advisory say-on-pay vote, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 10,675 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 547-8979.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT Electronically to mmdai@mmm.com]

November 29, 2012

Michael M. Dai
Assistant Secretary
3M Company
3M Center, Building 220-13E-34
St. Paul, MN 55144-1000

Dear Mr. Dai:

Please find attached a revised version of the United Brotherhood of Carpenters Pension Fund's Triennial Advisory Say-on-Pay shareholder proposal in response to your letter of November 27, 2012.

Sincerely,

Edward J. Durkin

cc. Douglas J. McCarron, Fund Chair
Enclosure

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

Triennial Advisory Say-on-Pay Vote Proposal

Supporting Statement: The Dodd-Frank Act established an advisory say-on-pay vote designed to provide shareholders an opportunity to express their support of or opposition to a company's executive compensation plan, on an annual, biennial or triennial basis. Following the initial year of say-on-pay voting in 2011, most corporations determined to present the say-on-pay vote on an annual basis.

The say-on-pay vote in the initial proxy seasons has afforded shareholders an opportunity to vote "for" or "against" generally complex executive compensation plans. Additionally, institutional investors and proxy voting services retained by large investors have had the task of analyzing and casting say-on-pay votes at thousands of companies. The voting burden will increase, as the universe of say-on-pay vote companies is set to expand under federal regulation. Over the initial two proxy seasons, shareholders have largely ratified companies' executive compensation plans, with approximately 97% of the companies receiving majority vote support and 69% of the plans receiving a 90% or greater favorable vote in the 2012 proxy season.

The Triennial Advisory Say-on-Pay Vote Proposal is presented to afford shareholders and corporations an opportunity to transform the single dimension annual say-on-pay vote into a more effective means for shareholders to evaluate and vote on executive compensation plans. A triennial say-on-pay vote will afford shareholders an opportunity to undertake in-depth plan analysis that examines distinctive plan features in advance of voting, as opposed to generic analysis. The triennial vote framework will allow for plan analysis that tracks the full cycle of the typical long-term performance components of a plan. Further, the suggested multi-faceted vote will provide for a more informative say-on-pay vote, as it will allow shareholders to register a vote on each of the three key components of most executive compensation plans (annual incentive compensation, long-term compensation, and post-employment compensation) while also taking a position on the overall plan.

The proposed triennial say-on-pay advisory vote with a multi-faceted ballot offers an improved opportunity for shareholders and corporations to address problematic aspects of executive compensation.

Therefore, Be It Resolved: That the shareholders of 3M Company ("Company") hereby request that the Board institute an advisory triennial say-on-pay vote that provides shareholders an opportunity to vote at every third annual shareholder meeting on the compensation of the Company's named executive officers. The advisory triennial say-on-pay vote ballot should provide for a vote "for" or "against" the overall compensation plan, as well as an opportunity to register approval or disapproval on the following three key components of the named executive officers' compensation plan: annual incentive compensation; long-term incentive compensation, and post-employment compensation, such as retirement, severance, and change-of-control benefits.

<u>Exhibit B</u>

May 11, 2011 Form 8-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): **May 10, 2011**

3M COMPANY

(Exact Name of Registrant as Specified in Its Charter)

Delaware
(State or Other Jurisdiction of Incorporation)

File No. 1-3285 (Commission File Number)	**41-0417775** (IRS Employer Identification No.)
3M Center, St. Paul, Minnesota (Address of Principal Executive Offices)	**55144-1000** (Zip Code)

(651) 733-1110
(Registrant's Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07 Submission of Matters to a Vote of Security Holders

The 2011 Annual Meeting of Stockholders of the Company was held on May 10, 2011. The votes cast with respect to each item of business properly presented at the meeting are as follows:

Proposal No. 1 – The stockholders elected each of the ten nominees to the Board of Directors for a one-year term by the vote of the majority of votes cast, in accordance with 3M's Bylaws.

	For	Against	Abstain	Broker Non-Vote
Linda G. Alvarado	462,417,961	8,102,905	1,360,251	111,209,331
George W. Buckley	453,552,684	16,789,206	1,539,227	111,209,331
Vance D. Coffman	457,088,112	13,371,977	1,421,028	111,209,331
Michael L. Eskew	466,390,309	4,044,490	1,446,318	111,209,331
W. James Farrell	465,762,070	4,662,839	1,456,208	111,209,331
Herbert L. Henkel	462,305,427	8,068,395	1,507,295	111,209,331
Edward W. Liddy	454,608,473	15,815,686	1,456,958	111,209,331
Robert S. Morrison	457,484,305	13,035,195	1,361,617	111,209,331
Aulana L. Peters	400,251,502	70,257,128	1,372,487	111,209,331
Robert J. Ulrich	457,271,071	13,215,081	1,394,965	111,209,331

Proposal No. 2 – The stockholders ratified the appointment of PricewaterhouseCoopers LLP as 3M's independent registered public accounting firm for 2011.

For	575,722,792
Against	6,056,567
Abstain	1,311,089
Broker Non-Vote	N/A

Proposal No. 3 – The stockholders adopted the non-binding resolution approving the compensation of the Company's Named Executive Officers as described in the Company's 2011 Proxy Statement.

For	438,369,358
Against	31,134,625
Abstain	2,377,134
Broker Non-Vote	111,209,331

Proposal No. 4 – The stockholders cast non-binding votes to determine the frequency (whether annual, biennial or triennial) with which the stockholders shall be entitled to have a future advisory vote on the executive compensation of the Company. A plurality of stockholders favored an annual advisory vote on the Company's executive compensation. Based on the Board of Directors' recommendation in the Proxy Statement and the voting results, the Company has determined to hold an advisory vote on executive compensation annually.

1 Year	400,119,930
2 Years	4,134,223
3 Years	65,415,100
Abstain	2,211,864
Broker Non-Vote	111,209,331

Proposal No. 5 – The stockholders did not approve the stockholder proposal regarding political contributions*.

For	149,120,896
Against	267,241,036
Abstain	55,519,185
Broker Non-Vote	111,209,331

Proposal No. 6 – The stockholders did not approve the stockholder proposal raised from the floor of the Annual Meeting requesting a review of the Company's role on the Board of the U.S. Chamber of Commerce*.

For	5,065
Against	471,876,052
Abstain	0
Broker Non-Vote	111,209,331

*Under the General Corporation Law of the State of Delaware, the affirmative "FOR" vote of a majority of those shares present in person or represented by proxy at the meeting and entitled to vote on the matter is required to approve the stockholder proposal. In tabulating the voting result, abstentions and, if applicable, broker non-votes are not counted as votes "FOR" or "AGAINST" the proposal. An abstention will, however, be counted as entitled to vote on a proposal and will, therefore, have the effect of a vote "AGAINST." Applying this standard, the percentage in favor of the stockholder proposal is calculated by dividing the number of FOR votes by the sum of the number of FOR, AGAINST and ABSTAIN votes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

3M COMPANY

By: /s/ Gregg M. Larson
Gregg M. Larson,
Deputy General Counsel and Secretary

Dated: May 10, 2011